Enlivex Ltd.

14 Einstein Street

Ness Ziona

Israel 7403618

April 28, 2026

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Tyler Howes

RE:	Enlivex Ltd. (the “Company”)

Registration Statement on Form F-3 (the “Registration Statement”)

Filed April 21, 2026

File No. 333-295215

Dear Mr. Howes:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on April 30, 2026, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Enlivex Ltd.

By:	/s/ Oren Hershkovitz
	Name:	Oren Hershkovitz
	Title:	Chief Executive Officer